Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following employee communication was posted on the website www.unitednegotiations.com on July 26, 2010.

AFA Update

United and AFA negotiators met in Chicago with NMB mediator John Livingood on July 20-22.  The agenda included sick leave, vacation, deadheading and personal time off (“PTO” or “GWOP”).  The parties also engaged in some follow-up discussion of layover hotels.  No progress was achieved in resolving open issues.

In view of the announced agreement to merge with Continental, United is basing its Sec. 6 proposals on Continental’s Flight Attendant Agreement.  United negotiators have advocated a Continental-like contract since the fall of 2009.  In June, United offered AFA a complete, Continental-based hotel proposal.  On July 20, United proposed full and complete Continental terms in the areas of sick leave, vacation, deadheading and PTO.  The United proposals included all elements of the Continental contract in these areas, not just those elements that would result in cost savings.

The sick leave proposal included increasing the regular bank maximum to 1,000 hours, the addition of a separate occupational sick leave bank (400 hours), the addition of a separate catastrophic sick leave bank (250 hours), accelerated re-accrual at the rate of 7:00 hours per month in cases of maternity or extended illness/injury, and the ability to use some sick leave for the illness/injury of a spouse, domestic partner or minor child.  At the same time, the United sick leave proposal contained cost-saving elements from the Continental contract, such as reduced sick accruals for Flight Attendants who work less than 40 hours in a month, and a sick pay cap of 83 hours per month if one’s sick bank is below a certain threshold.  The AFA Negotiating Committee responded to this comprehensive Continental sick leave proposal by offering to agree only to the elements that increase cost to the Company, even adding terms to make them even more expensive.  AFA rejected all elements that would lower costs, and they mostly repeated their April 6, 2009 opening positions on sick leave, with only minor changes.

United’s vacation proposal was also a comprehensive Continental-based proposal, including Continental’s accrual schedule, the option to add an additional 7 days of vacation per year unpaid or “paid for” by a monthly deduction from earnings, a maximum of five splits, unlimited vacation trading, the option to fly during a vacation period to earn both vacation pay and pay for trips flown, and 3:15 as the value of a vacation day.  Like sick leave, the United proposal also contained reduced vacation accruals for low-time fliers.  As in the case of sick leave, AFA offered to accept only the Continental elements that would add to cost, and added terms to make these even more expensive.  AFA rejected every element that would lower costs, and, like sick leave, they mostly repeated their April 6, 2009 opening positions with minor changes.

In the area of deadheading, AFA rejected United’s Continental-based proposal in its entirety, and simply repeated their April 6, 2009 opening positions with minor changes.  They did not respond to the PTO proposal.  AFA made a hotel counter-proposal that offered to accept a Continental concept -- originally proposed by United -- that would allow Flight Attendants to share in the savings of canceled hotel rooms, but only after AFA modified this “hotel gain-sharing” concept to make it much more expensive than the version currently in place at Continental.  AFA rejected all other hotel cost-saving proposals that are based on Continental’s current practices, and again simply repeated their April 6, 2009 opening positions with minor changes.

Continental’s contractual work rules are characterized by a high degree of Flight Attendant flexibility and individual choice, translating into superior efficiency.  This efficiency in the area of work rules, combined with a more economical benefit cost structure, enables Continental to maintain competitive overall labor costs while at the same time delivering an attractive compensation package, highlighted as follows:

	United	Continental	Continental % higher

Domestic top rate	$39.75	$50	26%
International top rate	$43.14	$51	18%
Domestic per diem	$1.50	$1.85	23%
International per diem	$1.75	$2.50	43%
Language pay	$1.54	$2.50	62%
Incentive pay	None	$5

In addition to the $2.50 language pay premium, Continental determines on a monthly basis the number of designated foreign language speaker lines, and pays that same number of active Flight Attendants, in seniority order, an additional $2.50 per hour flown (a Flight Attendant cannot receive both premiums in the same month).

In the area of incentive pay, Continental pays a $5 per hour premium to base rate for all block hours, inclusive of deadhead and vacation, flown between 225 and 330 per calendar quarter, except that the incentive rate does not apply to hours over 110 in a month.

AFA publicly asserts a desire to negotiate a new collective agreement on an expedited basis.  At the same time, AFA negotiators refuse to engage in any “give and take” bargaining on issues of economic importance.  United will continue to negotiate in good faith with AFA during mediated sessions, and will make proposals designed to lead to a Continental-like outcome, which enables us to improve productivity and pay our people more.

United negotiators are meeting with every union other than AFA outside of dates where the mediator is available, based on negotiating progress and the willingness of the other unions to engage in meaningful negotiations. United has advised that it will meet with AFA outside of mediation when there is likelihood of progress, and a willingness of the AFA Negotiating Committee to move forward in negotiations.

The next round of mediated negotiations are scheduled for August 24-26 in Chicago.  The agenda will be Section 15 (Training and Meetings), 17 (Seniority), 21 (Reduction in Personnel), 22 (Filling of Vacancies), and 24 (Moving Expenses).  The mediator also scheduled negotiations for September 21-23 and October 5-7, where scheduling will be the focus.